Cusip No. 83066R107	Page 1 of 3 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
SKILLED HEALTHCARE GROUP, INC.

(Name of Issuer)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
83066R107
(CUSIP Number)
N/A
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83066R107	13G	Page	2	of	17

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Onex Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY OWNED BY		14,750,623 shares of Class A Common Stock (the “Class A Common Stock”) issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”).

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	43.39% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 19,243,961 shares of Class A Common Stock outstanding on November 9, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	83066R107	13G	Page	3	of	17

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Onex Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	36.98% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 19,243,961 shares of Class A Common Stock outstanding on November 9, 2007

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	83066R107	13G	Page	4	of	17

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Onex US Principals LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.36% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 19,243,961 shares of Class A Common Stock outstanding on November 9, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	83066R107	13G	Page	5	of	17

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Skilled Executive Investco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,715 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		196,715 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	196,715 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	1.01% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 19,243,961 shares of Class A Common Stock outstanding on November 9, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	83066R107	13G	Page	6	of	17

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Onex Skilled Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Gibraltar

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,191,536 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,191,536 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,191,536 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	14.23% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 19,243,961 shares of Class A Common Stock outstanding on November 9, 2007)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	83066R107	13G	Page	7	of	17

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Gerald W. Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	43.39% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 19,243,961 shares of Class A Common Stock outstanding on November 9, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	83066R107	13G	Page	8	of	17

Item 1(a)	Name of Issuer:

Skilled Healthcare Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

Item 2(a)	Name of Persons Filing:

Onex Corporation
Onex Partners LP
Onex US Principals LP
Skilled Executive Investco LLC
Onex Skilled Holdings Limited
Gerald W. Schwartz

Onex Corporation, Onex Partners LP, Onex US Principals LP, Skilled Executive Investco LLC, Onex Skilled Holdings Limited and Mr. Schwartz are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 2 for their Joint Filing Agreement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of Onex Corporation and Gerald W. Schwartz is:

161 Bay Street P.O. Box 700
Toronto, Ontario, Canada M5J 2S1

The address for the principal business office of each of Onex Partners LP and Skilled Executive Investco LLC is:

c/o Onex Investment Corporation
712 Fifth Avenue
New York, New York 10019

The address for the principal business office of each of Onex US Principals LP and Onex Skilled Holdings Limited is:

421 Leader Street
Marion, Ohio 43302

CUSIP No.	83066R107	13G	Page	9	of	17

Item 2(c)	Citizenship:

Onex Partners LP and Onex US Principals LP are Delaware limited partnerships. Onex Corporation is an Ontario, Canada corporation. Onex Skilled Holdings Limited is a limited company formed in Gibraltar. Gerald W. Schwartz is a citizen of Canada.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

83066R107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

Onex Corporation	14,750,623 (1)
Onex Partners LP	11,293,552 (2)
Onex US Principals LP	68,820 (3)
Skilled Executive Investco LLC	196,715 (4)
Onex Skilled Holdings Limited	3,191,536 (5)
Gerald W. Schwartz	14,750,623 (6)

(1)	Onex Corporation (“Onex”) may be deemed to own beneficially the shares of class A common stock beneficially owned by (a) Onex Partners LP, through Onex’s ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex Partners LP and (b) Onex US Principals LP (“Onex Principals LP”) through Onex’s ownership of all of the equity of Onex American Holdings GP LLC, the general partner of Onex Principals LP. Onex disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

(2)	All of the shares beneficially owned by Onex Partners LP are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex Partners LP.

(3)	All of the shares beneficially owned by Onex Principals LP are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex Principals LP.

(4)	All of the shares beneficially owned by Skilled Executive Investco are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the

CUSIP No.	83066R107	13G	Page	10	of	17

fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Skilled Executive Investco.

(5)	All of the shares beneficially owned by Onex Skilled Holdings Limited are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex Skilled Holdings Limited.

(6)	Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex, owns shares representing a majority of the voting rights of the shares of Onex and may be deemed to beneficially own all shares beneficially owned by Onex. The indirect interests of Onex are described in footnote (1). Mr. Schwartz disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.
(b) Percent of class (based on 19,243,961 shares of Class A Common Stock outstanding as of November 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007):

	Onex Corporation	43.39%
	Onex Partners LP	36.98%
	Onex US Principals LP	0.36%
	Skilled Executive Investco LLC	1.01%
	Onex Skilled Holdings Limited	14.23%
	Gerald W. Schwartz	43.39%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:
	Onex Corporation	0
	Onex Partners LP	0
	Onex US Principals LP	0
	Skilled Executive Investco LLC	0
	Onex Skilled Holdings Limited	0
	Gerald W. Schwartz	0
	(ii) Shared power to vote or to direct the vote:
	Onex Corporation	14,750,623
	Onex Partners LP	11,293,552
	Onex US Principals LP	68,820
	Skilled Executive Investco LLC	196,715
	Onex Skilled Holdings Limited	3,191,536

CUSIP No.	83066R107	13G	Page	11	of	17

Gerald W. Schwartz	14,750,623
(iii) Sole power to dispose or to direct the disposition of:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Skilled Executive Investco LLC	0
Onex Skilled Holdings Limited	0
Gerald W. Schwartz	0
(iv) Shared power to dispose or to direct the disposition of:
Onex Corporation	14,750,623
Onex Partners LP	11,293,552
Onex US Principals LP	68,820
Skilled Executive Investco LLC	196,715
Onex Skilled Holdings Limited	3,191,536
Gerald W. Schwartz	14,750,623

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and classification of Members of the Group:

See Exhibit 1.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No.	83066R107	13G	Page	12	of	17
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

ONEX CORPORATION
By:	/s/ Christopher A. Govan
	Name	Christopher A. Govan
	Title:	Managing Director

By:	/s/ Donald W. Lewtas
	Name:	Donald W. Lewtas
	Title:	Chief Financial Officer

ONEX PARTNERS LP

By: Onex Partners GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc

	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Anthony Munk

	Name:	Anthony Munk
	Title:	Managing Director

ONEX US PRINCIPALS LP
By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Robert M. Le Blanc

	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Anthony Munk

	Name: Title:	Anthony Munk Director

CUSIP No.	83066R107	13G	Page	13	of	17

SKILLED EXECUTIVE INVESTCO LLC
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Anthony Munk
	Name:	Anthony Munk
	Title:	Director

ONEX SKILLED HOLDINGS LIMITED
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Anthony Munk
	Name:	Anthony Munk
	Title:	Director

/s/ Donald Lewtas

Gerald W. Schwartz, by Donald Lewtas, attorney-in-fact

CUSIP No.	83066R107	13G	Page	14	of	17
INDEX TO EXHIBITS
Exhibit

Page No. in Sequential
Numbering System

1.	Group Members Identification.

2.	Joint Filing Agreement, dated February 14, 2008 among Onex Corporation, Onex Partners LP, Onex US Principals LP, Skilled Executive Investco LLP, Onex Skilled Holdings Limited and Gerald W. Schwartz.

3.	Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.